UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Grove Street, Suite 2-400, Newton, MA 02466

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Qiang Liu 617-797-2007

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA

(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Qiang Liu _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBC Securities, Inc. _____ , as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



MOHAMAD CHEBBO
Notary Public
Commonwealth of Massachusetts
My Commission Expires Nov. 30, 2023

_____
Notary Public

Qiang Liu
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBC Securities, Inc.
[formerly The Yale Group, Inc.]
Financial Statements
and
Supplemental Information

For the Year Ended December 31, 2018

CBC Securities, Inc.
[formerly The Yale Group, Inc.]
Financial Statements
For the Year Ended December 31, 2018

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of CBC Securities, Inc. (formerly The Yale Group, Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBC Securities, Inc. (formerly The Yale Group, Inc.) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CBC Securities, Inc. (formerly The Yale Group, Inc.) as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility CBC Securities, Inc.'s (formerly The Yale Group, Inc.) management. Our responsibility is to express an opinion on CBC Securities, Inc.'s (formerly The Yale Group, Inc.) financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CBC Securities, Inc. (formerly The Yale Group, Inc.) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II (Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4) and Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3) have been subjected to audit procedures performed in conjunction with the audit of CBC Securities, Inc.'s (formerly The Yale Group, Inc.) financial statements. The supplemental information is the responsibility of CBC Securities, Inc.'s (formerly The Yale Group, Inc.) management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as CBC Securities, Inc.'s (formerly The Yale Group, Inc.) auditor since 2014.

Maitland, Florida

March 14, 2019

CBC Securities, Inc.
[formerly The Yale Group, Inc.]
Statement of Financial Condition
For the Year Ended December 31, 2018

Assets

Current		
Cash	$	18,598
Fixed Assets		
Gross		1,377
Accumulated Depreciation		(275)
Net Fixed Assets		1,102
Total Assets	$	19,700

Liabilities

Current	$	-

Stockholders' Equity

Paid-in Capital		104,368
Retained Deficit		(84,668)
Total Stockholders' Equity		19,700

Total Liabilities and Stockholder's Equity	$	19,700

The footnotes are an integral part of the financial statements.

CBC Securities, Inc.
[formerly The Yale Group, Inc.]
Statement of Operations
For the Year Ended December 31, 2018

Revenue		
Advisory and Consulting Fees	$	76,330
Interest		354
Total Revenue		76,684
Expenses		
Consulting Services		100,725
Legal Services		2,202
Commissions		55,438
Depreciation		275
Other		2,712
Total Expenses		161,352
Net Loss	$	(84,668)

The footnotes are an integral part of the financial statements.

CBC Securities, Inc.
[formerly The Yale Group, Inc.]
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Shares	Common Stock Amount	Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCES, December 31, 2017	100	$ 25,636	$ -	$ 49,377	$ 75,013
Net loss	-	-	-	(84,668)	(84,668)
Capital investments	-	-	120,208	-	120,208
Distribution to Stockholder	(100)	(25,636)	(15,840)	(49,377)	(90,853)
BALANCES, December 31, 2018	-	$ -	$104,368	$ (84,668)	$19,700

The footnotes are an integral part of the financial statements.

CBC Securities, Inc.
[formerly The Yale Group, Inc.]
Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS USED IN OPERATING ACTIVITIES:

Net Loss	$ (84,668)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in Assets and Liabilities:	
Prepaid Insurance	622
Accrued Expenses	(4,325)
Net cash used in operating activities	(88,371)
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Net purchase of Fixed Assets	(1,102)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital investments	120,208
Distributions to Stockholder	(90,853)
	29,355
NET DECREASE IN CASH and CASH EQUIVALENTS	(60,118)
CASH AND CASH EQUIVALENTS, at beginning of year	78,716
CASH AND CASH EQUIVALENTS, at end of year	$ 18,598

The footnotes are an integral part of the financial statements.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES

The accounting principles followed by CBC Securities, Inc. ("Company") and the methods of applying those principles that materially affect the determination of its financial position, results of operations and cash flows are summarized as follows:

Organization

The Company is based in Newton, Massachusetts, and purchased The Yale Group, Inc. (the prior Colorado-based broker-dealer) on November 13, 2018. This Company, like its predecessor The Yale Group, Inc., has adopted a calendar year end.

Description of Business

The Company, located in Newton, Massachusetts, is a broker and dealer in securities and is registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and operates under SEC Rule 15c3-3(k)(2)(i) that provides an exemption because of limited business. The Company provides financial advisory and consulting services for mergers and acquisitions, and private placement services for debt and equity, in addition to valuation services and analysis.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue from Contracts with Customers

Revenues from contracts with customers are composed of investment banking fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. At December 31, 2018, there were no advances to the Company.

NOTE 1—SUMMARY OF ACCOUNTING POLICIES, (CONT.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are held at high credit quality financial institutions at which deposits are insured up to $250,000 per account by the Federal Deposit Insurance Corporation ("FDIC") or in money market savings accounts.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based upon quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amount of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expense during the reporting period. Actual results could differ from management estimates.

Business Concentrations

The Company provides financial advisory and consulting services for mergers, acquisitions, divestitures, private placements of debt and equity in addition to valuation services and analysis.

The Company earned revenue from 2 major customers that accounted for 71% and 18% of fees and commissions for the year ended December 31, 2018.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

Income Taxes (continued):

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision for liability for income taxes is necessary. The shareholder and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2014.

NOTE 2—NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3 percent of aggregate indebtedness ($0 at December 31, 2018), or $5,000 whichever is greater. The Company operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2018 the net capital as computed was $18,598. Consequently, the Company had excess net capital of $13,598.

At December 31, 2018 the percentage of aggregate indebtedness to net capital was 0 percent versus an allowable percentage of 1500 percent.

NOTE 3—RELATED PARTY TRANSACTIONS

CBC Securities, Inc. purchased The Yale Group, Inc. (the prior broker-dealer) on November 13, 2018.

The Yale Group, Inc. had an expense agreement with its shareholder until the aforementioned sale to CBC Securities, Inc., at which point the expense agreement was discontinued. The Company currently operates in a manner in which its direct operating expenses are recorded by the Company, and this practice shall continue going forward.

NOTE 4—POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemption provisions of SEC Rule 15c3-3(k)(2)(i).

NOTE 5—SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from the filing requirement at December 31, 2018.

NOTE 6—COMMITMENTS AND CONTINGENCIES

CBC Securities, Inc. does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

NOTE 8—SUBSEQUENT EVENTS

The Company has evaluated the events and transactions that occurred from January 1, 2018 through March 14, 2019, the date that the financial statements were available to be issued. No material events or transactions occurred during this period that would render these financial statements to be misleading.


Schedule I
CBC Securities, Inc.
[formerly The Yale Group, Inc.]
Computation of Net Capital Pursuant to SEC Rule 15c3-1
and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2018


Computation of Net Capital

Total Stockholder's Equity	$	19,700
Non-Allowable Assets:		
Net Fixed Assets		1,102
Net Allowable Capital	$	18,598

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a percentage of Aggregate Indebtedness	$	-
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	13,598

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	-
Percentage of Aggregate Indebtedness to Net Capital		0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2018.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of CBC Securities, Inc. (formerly The Yale Group, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CBC Securities, Inc. (formerly The Yale Group, Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which CBC Securities, Inc. (formerly The Yale Group, Inc.) claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) CBC Securities, Inc. (formerly The Yale Group, Inc.) stated that CBC Securities, Inc. (formerly The Yale Group, Inc.) met the identified exemption provisions throughout the most recent fiscal year without exception. CBC Securities, Inc.'s (formerly The Yale Group, Inc.) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CBC Securities, Inc.'s (formerly The Yale Group, Inc.) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 14, 2019

Schedule II
CBC Securities, Inc.
[formerly The Yale Group, Inc.]
Computation for Determining of Reserve Requirements
Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to CBC Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

 Concordia Boston Capital INC.

CBC Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240 17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §15c3-3 under the following provisions of 17 C.F.R. §15c3-3 (k)(2)(i)

and

(2) The Company met the identified exemption provisions in 17 C.F.R. §15c3-3 (k)(2)(i) throughout the most recent fiscal year without exceptions.

I, Qiang Liu, president of CBC Securities, Inc., affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By:


President

February 13, 2019